SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Monmouth Real Estate Investment Corporation

(Name of Issuer)

Common Stock

(Title of Class of Security)

609720107

(CUSIP Number)

January 30, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 4 Pages

CUSIP No. 609720107	13G	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Eugene W. Landy	S.S. #On File

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) _____ (b) _____
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Mr. Landy is a United States citizen.

	5.	SOLE VOTING POWER

		713,622.091 97,913.570	Direct Wife

	NUMBER OF 6.		SHARED VOTING POWER
	SHARES	225,426.819	E.W. Landy Profit Sharing
	BENEFICIALLY	192,293.620	E.W. Landy Pension Plan
	OWNED BY	131,200.000	E.W. & Gloria Landy Family Foundation
		13,048.000	Landy Investments Ltd.
		29,134.210	Juniper Plaza Associates
		22,470.690	Windsor Industrial Park Associates

	EACH 7.		SOLE DISPOSITIVE POWER
REPORTING
	PERSON	713,622.091	Direct
	WITH	97,913.570	Wife

	8.		SHARED DISPOSITIVE POWER

		225,426.819	E.W. Landy Profit Sharing
		192,293.620	E.W. Landy Pension Plan
		131,200.000	E.W.& Gloria Landy Family Foundation
		13,048.000	Landy Investments Ltd.
		29,134.210	Juniper Plaza Associates
		22,470.690	Windsor Industrial Park Associates

CUSIP No. 609720107	13G	Page 3 of 4 Pages

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	713,622.091	Direct
	97,913.570	Wife
	613,573.339	Trustee
	1,425,109.000	Total

*Does not include (a) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company’s Stock Option Plan, which option expires on 1/3/22; (b) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company’s Stock Option Plan, which option expires on 1/5/2023; (c) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company’s Stock Option Plan, which option expires on 1/3/19; (d) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company’s Stock Option Plan, which option expires on 1/3/21; (e) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company’s Stock Option Plan, which option expires on 12/12/15; (f) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company’s Stock Option Plan, which option expires on 10/20/16; (g) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company’s Stock Option Plan, which option expires on 1/5/2018; and (h) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company’s Stock Option Plan, which option expires on 1/3/20.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

Excludes shares held by Mr. Landy’s adult children in which he disclaims any beneficial interest.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN. ROW 9: 2.45%
12.	TYPE OF REPORTING PERSON* IN

CERTIFICATION By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or

CUSIP No. 609720107	13G	Page 4 of 4 Pages

with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 30, 2015	/S/ Eugene W. Landy
Eugene W. Landy, Chairman of the Board and Director Monmouth Real Estate Investment Corporation